January 20, 2011
VIA EDGAR AND OVERNIGHT MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Julie F. Rizzo, Attorney-Advisor

Re:	CKX, Inc. Form 10-K for the year ended December 31, 2009 Filed March 16, 2010 File No. 001-34794
Dear Ms. Rizzo:
     In connection with the Staff’s comment letter dated January 5, 2011 regarding CKX, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 and the Company’s Form 10-K/A filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010, I hereby submit the Company’s response. The Staff’s comments are reproduced in their entirety below in bold, and the responses thereto are set forth after each comment.
Form 10-K for the fiscal year ended December 31, 2009
Signatures, page 90
1.	We note your response to our prior comment 3 and reissue our comment. Please amend your filing to have the 10-K signed by your principal accounting officer or controller. Additionally, please revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer and principal accounting officer so that they sign the Form 10-K not only on behalf of the registrant but also in their individual capacities. Refer to General Instructions D(2)(a) of Form 10-K.
     The Company advises the Staff that concurrent with the submission of this response letter, the Company has filed an amendment (the “Amendment”) to its annual report on Form 10-K for the year ended December 31, 2009 (the “10-K”), pursuant to which the Company has amended the 10-K with a signature page that is signed on behalf of the Company by Mr. Thomas

P. Benson as the duly authorized representative of the Company in accordance with Rule 12b-15 and that includes the signature of Mr. Benson in the second part of the signature page correctly indicating that he has personally executed the filing in two capacities as the Company’s principal financial officer and principal accounting officer. With respect to the requirement that the signature page include the signature of the principal executive officer, the Company respectfully notes that the “Chief Executive Officer” title was included in the signature block of Mr. Robert F.X. Sillerman in the first half of the 10-K signature page and respectfully submits that it would be reasonably apparent to investors that the Company’s principal executive officer had in fact executed the 10-K in such capacity notwithstanding the negligible omission of one of his titles in his signature block in the second half of the signature page. The Company further notes that the annual certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, which were filed as Exhibits 31.1, 31.2, 32.1 and 32.2 to the 10-K, were signed by the Company’s principal executive officer, principal financial officer and principal accounting officer in their individual capacities. The Company has also amended the second half of the signature page to clarify that Mr. Sillerman served as the Company’s principal executive officer at the time the 10-K was originally filed. The Company believes that this disclosure, coupled with Mr. Benson’s signature included in the new signature page in the Amendment will create an official record that the 10-K has been signed by each of the Company’s principal executive officer, principal financial officer and principal accounting officer in their individual capacity.
     The Company recognizes that the Staff previously issued a comment noting the Company’s failure to indicate the individual signing in the capacity of principal accounting officer and that the Company undertook to comply with the applicable signature page requirements in future filings. The Company’s failure to so comply in the 10-K was not intentional and reflects an oversight by internal and external legal counsel. The Company’s principal executive officer, principal financial officer and principal accounting officer did sign the filing and are subject to liability under the securities laws notwithstanding the lack of compliance with the technical signature requirements. The Company has significantly reorganized its internal legal department and has engaged new outside securities counsel to review all of its SEC filings. The Company believes that these changes support the Company’s assurances that its principal executive officer, principal financial officer and principal accounting officer will in the future execute correctly in such capacities the Company’s future Form 10-K filings.
2.	In this regard, to the extent you responded to any of the comments in our letter dated December 15, 2010 to state that you would provide requested disclosures in a future filing, please include such disclosures in your amended filing as appropriate.
     In view of the response to Comment No. 1 above, consistent with the Company’s prior responses contained in its comment response letter dated December 22, 2010, to include requested disclosures in future filings, the Company again confirms that it will include all such requested disclosures in future filings.
Form 10-K/A filed April 30, 2010
General
3.	While we note your response to our prior comment 5, it appears that the disclosure referred to in the definitive proxy statement filed on November 3, 2009 discusses a subset of companies from your peer group that were relied upon to determine the reasonableness of your compensation levels in 2008 as opposed to 2009. Please advise as to why it does not appear that you disclosed the companies that make up the subset of your full peer group and the parameters of the subset in your definitive proxy statement filed on November 3, 2009.
     As disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on November 3, 2009 (the “2009 Proxy Statement”), the Company’s “peer” group for 2008 consisted of: 4kids Entertainment, Inc.; Cablevision Systems Corporation; DreamWorks Animation SKG, Inc.; Gaiam, Inc.; Liberty Media Interactive; Lions Gate Entertainment Corp.; Live Nation, Inc.; Marvel Entertainment, Inc.; Sirius XM Radio, Inc.; Six Flags, Inc.; Viacom Inc.; and World Wrestling Entertainment, Inc. In 2008, the compensation committee of the Company’s board of directors (the “Compensation Committee”) used the following subset of its full peer group in considering the form and structure of compensation elements: 4kids Entertainment, Inc., DreamWorks Animation SKG, Inc., Gaiam, Inc., Lions Gate Entertainment Corp., Marvel Entertainment, Inc., Six Flags, Inc., Viacom Inc. and World Wrestling Entertainment, Inc. In addition, the Compensation Committee also reviewed and analyzed the compensation of key executive officers of Citadel Broadcasting Corporation and Discovery Communications, Inc. The parameters for selection of this subset, including the two additional companies, were that such companies were entertainment and leisure companies, in general, and that certain key executive officers held substantial equity stakes in certain of these companies.
     The list of companies comprising the subset and its parameters for selection was not included in the 2009 Proxy Statement. The failure to disclose the subset/parameters was not intentional and reflects an oversight by internal and external legal counsel. The Company advises the Staff that the Compensation Committee did not use a subset of the Company’s full peer group in considering the form and structure of compensation elements in 2009. To the extent that the Compensation Committee used a subset in 2010 or uses a subset in future years, the Company will disclose in future filings the names of the companies that comprise the subset and the related parameters for selection.
4.	We note your response to our prior comment 6. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.
     The Company advises the Staff that as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on November 3, 2010 (the “2010 Proxy Statement”), the Compensation Committee concluded that with respect to the fiscal year ended December 31, 2009, none of the Company’s compensation practices and procedures were reasonably likely to create a material adverse risk to the Company. The Compensation Committee reached this conclusion after considering and assessing the information conveyed to members of the committee in connection with and during board meetings by senior management regarding the assessment and management of risks inherent in the Company’s operations and the implementation of the Company’s strategic plans, including the Company’s risk mitigation efforts. The Compensation Committee also benefited from the input and advice of other board members, in particular concerning the aspects of risks overseen by other committees of the board. As disclosed in the 2010 Proxy Statement, each of the board’s committees oversees the management of risks that are within such committee’s areas of responsibility. For example, the Company’s audit committee oversees management of accounting, auditing, external reporting, internal controls, and cash investment risks and the Company’s nominating and corporate governance committee oversees the Company’s compliance policies, code of conduct, conflicts of interests, director independence and corporate governance policies.

Other
     We hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing ;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from the taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should any member of the staff have any questions or comments concerning this filing, please do not hesitate to contact the undersigned at (212) 407-9155.

Very truly yours,
/s/ Thomas P. Benson
Name:	Thomas P. Benson
Title:	Chief Financial Officer, Executive Vice President and Treasurer

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